10026642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-24829 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1100
(No. and Street)

Denver, Colorado 80237-2719
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brandsma (720) 482-1515
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

SEC Mail Processing Section MAR 01 2010

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0909-1091663

# Oath or Affirmation

I, Michael Brandsma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma
Michael Brandsma
President and CFO

Theodore W. McCright
Notary Public

THEODORE W. MCCRIGHT
Notary Public
State of Colorado
My Commission Expires January 30, 2013

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Transamerica Capital, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

## Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Transamerica Capital, Inc.

We have audited the accompanying statements of financial condition of Transamerica Capital, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

0909-1091663

Transamerica Capital, Inc.

Statements of Financial Condition

| | December 31 | |
| --- | --- | --- |
| | **2009** | **2008** |
| **Assets** | | |
| Cash and cash equivalents | **$ 51,238,087** | $ 50,644,300 |
| Receivable from affiliates | **–** | 11,135,687 |
| Wire orders-other broker-dealers | **14,558,299** | – |
| Distribution fees receivable | **9,393,992** | 8,050,992 |
| Deferred income taxes | **806,067** | 1,721,415 |
| Prepaid expenses and other assets | **382,018** | 438,050 |
| Total assets | **$ 76,378,463** | $ 71,990,444 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Salaries, benefits, and bonuses | **$ 4,671,441** | $ 5,000,702 |
| Wire orders-other broker-dealers | **14,558,299** | – |
| Commission payable to affiliates | **9,496,413** | 8,029,614 |
| Payable under tax allocation agreement | **5,145,234** | 6,848,818 |
| Due to affiliates, net | **21,422,882** | – |
| Other liabilities | **6,042,401** | 8,554,427 |
| Total liabilities | **61,336,670** | 28,433,561 |
| Stockholder's equity: | | |
| Common stock, no par value, 1,000,000 shares authorized, 1,062 shares issued and outstanding | **1,300** | 1,300 |
| Additional paid-in-capital | **139,727,879** | 139,518,093 |
| Retained deficit | **(124,687,386)** | (95,962,510) |
| Total stockholder's equity | **15,041,793** | 43,556,883 |
| Total liabilities and stockholder's equity | **$ 76,378,463** | $ 71,990,444 |

## Transamerica Capital, Inc.

## Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | **2009** | 2008 |
| **Revenues** | | |
| Marketing allowables | **$ 106,527,688** | $ 114,034,808 |
| Commission income from affiliates | **312,422,330** | 295,510,466 |
| Mutual fund concessions | **30,826,155** | 24,252,693 |
| Distribution fees | **93,728,863** | 114,372,664 |
| Sales of rights to future 12b-1 fees and contingent deferred sales charges | **4,350,852** | 6,951,680 |
| Administrative service fees from affiliates | **841,092** | 1,528,081 |
| Other income | **366,072** | 1,836,945 |
| Total revenues | **549,063,052** | 558,487,337 |
| **Expenses** | | |
| Commissions | **399,529,262** | 387,883,204 |
| Wholesaler compensation and related expenses | **28,470,427** | 29,722,762 |
| Employee compensation and related benefit expenses | **41,080,523** | 36,592,339 |
| Travel and entertainment | **7,480,594** | 8,779,311 |
| Advertising and promotion | **7,816,266** | 8,636,394 |
| Seminars and conventions | **6,633,590** | 6,400,344 |
| Account supervision fees | **22,641,348** | 21,155,476 |
| Other service fee expenses | **13,221,229** | 21,872,315 |
| Other operating expenses | **26,364,520** | 27,449,630 |
| Total expenses | **553,237,759** | 548,491,775 |
| (Loss) income before income taxes | **(4,174,707)** | 9,995,562 |
| **Income tax expense (benefit)** | | |
| Current | **(1,365,179)** | 5,343,120 |
| Deferred | **915,348** | 72,612 |
| | **(449,831)** | 5,415,732 |
| Net (loss) income | **$ (3,724,876)** | $ 4,579,830 |

Transamerica Capital, Inc.

Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2008 | $ 1,300 | $ 119,518,093 | $ (98,342,483) | $ 21,176,910 |
| Net income | – | – | 4,579,830 | 4,579,830 |
| Capital contribution from parent | – | 20,000,000 | – | 20,000,000 |
| Dividend paid to parent | – | – | (2,199,857) | (2,199,857) |
| Balance at December 31, 2008 | 1,300 | 139,518,093 | (95,962,510) | 43,556,883 |
| Net loss | – | – | **(3,724,876)** | **(3,724,876)** |
| Capital contribution from parent | – | **209,786** | – | **209,786** |
| Dividend paid to parent | – | – | **(25,000,000)** | **(25,000,000)** |
| Balance at December 31, 2009 | **$ 1,300** | **$ 139,727,879** | **$ (124,687,386)** | **$ 15,041,793** |

*See accompanying notes.*

# Transamerica Capital, Inc.

## Statements of Cash Flows

| | Year Ended December 31 2009 | 2008 |
|---|---|---|
| **Operating activities** | | |
| Net (loss) income | $ **(3,724,876)** | $ 4,579,830 |
| Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by (used in) operating activities: | | |
| Deferred income tax expense | **915,348** | 72,612 |
| Changes in operating assets and liabilities: | | |
| Receivables – wire orders – other broker-dealers | **(14,558,299)** | 19,751,975 |
| Distribution fees receivables | **(1,343,000)** | 2,085,956 |
| Payables – wire orders – other broker-dealers | **14,558,299** | (19,751,975) |
| Commission payable to (from) affiliates | **1,466,799** | (2,519,560) |
| Payable under tax allocation agreement | **(1,703,584)** | 6,583,548 |
| Prepaid expenses and other assets | **56,032** | 167,202 |
| Due to (from) affiliates | **32,558,568** | (30,955,446) |
| Salaries, benefits, and bonuses | **(329,261)** | 715,519 |
| Other accounts payable | **(2,512,026)** | 726,319 |
| Net cash and cash equivalents provided by (used in) operating activities | **25,384,000** | (18,544,020) |
| **Financing activities** | | |
| Capital contribution from parent | **209,786** | 20,000,000 |
| Dividend to parent | **(25,000,000)** | (2,199,857) |
| Net cash and cash equivalents (used in) provided by financing activities | **(24,790,214)** | 17,800,143 |
| Increase (decrease) in cash and cash equivalents | **593,787** | (743,877) |
| Cash and cash equivalents at beginning of year | **50,644,300** | 51,388,177 |
| Cash and cash equivalents at end of year | $ **51,238,087** | $ 50,644,300 |
| **Supplemental cash flow information** | | |
| Cash paid during the year for income taxes | $ **128,620** | $ 959,429 |
| Cash paid during the year for interest | $ **56,635** | $ 988,318 |
| Cash received during the year for interest | $ **(55,674)** | $ (327,026) |

*See accompanying notes.*

## 1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company, which, in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

### Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

### Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

## 1. Summary of Significant Accounting Policies (continued)

### Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

### Accounting Guidance

On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) was launched as the single source of authoritative nongovernmental GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance. All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended December 31, 2009. The adoption required updates to the Company's financial statement disclosures and did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification and the *Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162.

Effective January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. This guidance was formerly known as SFAS No. 157, *Fair Value Measurements*. See Note 2 to the financial statements for additional disclosure.

Effective December 31, 2009, the Company adopted ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position. This guidance was formerly known as SFAS No. 165, *Subsequent Events*. Management has evaluated the financial statements for subsequent events through February 19, 2010, the date which the financial statements are issued.

## 1. Summary of Significant Accounting Policies (continued)

### Reclassifications

Certain reclassifications have been made to the 2008 financial statement to conform to the 2009 presentation.

## 2. Fair Value Measurements and Fair Value Hierarchy

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the statements of financial condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in nonactive markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

## 2. Fair Value Measurements and Fair Value Hierarchy (continued)

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Cash equivalents | **$44,348,067** | **$ –** | **$44,348,067** | **$ –** |
| Total assets | **$44,348,067** | **$ –** | **$44,348,067** | **$ –** |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Cash equivalents | $24,162,969 | $ – | $24,162,969 | $ – |
| Total assets | $24,162,969 | $ – | $24,162,969 | $ – |

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

## 3. Income Taxes

Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. During 2009, the Company received such contribution from AUSA of $209,786. During 2008, a dividend was paid to AUSA for state income taxes in the amount of $2,199,857. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

## 3. Income Taxes (continued)

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Federal | **$(1,011,900)** | $ 4,680,830 |
| State | **562,069** | 734,902 |
| | **$ (449,831)** | $ 5,415,732 |

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

Deferred income taxes arise primarily from differing methods used to account for the amortization of intangible assets, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets | **$ 3,160,090** | $ 3,937,209 |
| Less valuation allowance | **(2,234,133)** | (2,101,647) |
| Deferred tax liabilities | **(119,890)** | (114,147) |
| Net deferred tax assets | **$ 806,067** | $ 1,721,415 |

The Company previously established a valuation allowance attributable to state income tax net operating loss carryforwards. As of December 31, 2009, this valuation allowance increased by $132,486 to reflect the increase in state net operating loss carryforwards that are not likely to be realized.

## 3. Income Taxes (continued)

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2009 or 2008. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2009 or 2008.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2001.

## 4. Commitments and Contingencies

The Company leases its office space and certain other equipment under operating leases that expire through 2014. Rental expense for the years ended December 31, 2009 and 2008, was $2,351,010 and $1,907,220, respectively.

At December 31, 2009, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

| | |
|---|---|
| 2010 | $ 1,663,018 |
| 2011 | 1,673,897 |
| 2012 | 1,548,710 |
| 2013 | 42,550 |
| 2014 | 21,474 |
| Thereafter | – |
| | $ 4,949,649 |

In the ordinary course of business, the Company is involved in, and subject to, asserted and unasserted claims from customers and other contingencies. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

**5. Employee Benefit Plan**

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the AEGON USA, LLC Profit Sharing Plan. Company contributions to the plan for the years ended December 31, 2009 and 2008, were $1,000,445 and $881,642, respectively.

**6. Transactions With Affiliates**

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. Commissions paid to other affiliated companies were $38,825,156 and $75,059,195 for the years ended December 31, 2009 and 2008, respectively.

In conjuction with the Company becoming the principal underwriter for certain AEGON USA product issuers in 2008, the Company entered into a cost-sharing agreement between AEGON USA, LLC (AEGON) companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AEGON and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $4,841,597 and $4,363,881 for the years ended December 31, 2009 and 2008, respectively.

The Company also entered into an agreement with Money Services, Inc. (MSI), a related party and an indirect wholly owned subsidiary of AEGON N.V., to sell the rights to future 12b-1 distribution fees and the contingent deferred sales charges to MSI. The sales price is based on the amount of the deferred sales costs, and accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $4,350,852 and $6,951,680 for the years ended December 31, 2009 and 2008, respectively. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sales.

During 2007, the Company entered into a wholesaling agreement with Diversified Investors Securities Corp (DISC), a related party and an indirect wholly owned subsidiary of AEGON N.V., whereby the Company authorizes DISC to perform certain wholesaling services. Under this agreement, the Company paid DISC $13,221,229 and $21,872,315 for the years ended December 31, 2009 and 2008, respectively.

## 6. Transactions With Affiliates (continued)

The marketing allowables include $106,527,688 and $114,034,808 earned during the years ended December 31, 2009 and 2008, respectively, from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

During 2008, the Company's parent contributed to the Company capital of $20,000,000. The future operations of the Company are dependent upon such continued capital contributions until profitable operations can be achieved.

During 2009, the Company paid a dividend of $25,000,000 to the Company's parent.

The payables to and receivables from affiliates bear interest at the 30-day commercial paper rate. During 2009 and 2008, the Company paid interest of $56,635 and $988,318, respectively, and received interest income of $55,674 and $327,026, respectively, under these arrangements.

## 7. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2009, the Company had net capital of $12,009,199, which was $7,775,748 in excess of its required net capital of $4,233,451. The Company's ratio of aggregate indebtedness to net capital was 5.29 to 1 in 2009. Various other regulatory agencies may impose additional requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

# Supplemental Information

Transamerica Capital, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2009

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total stockholder's equity | | $15,041,793 |
| | | |
| Nonallowable assets and deductions: | | |
| Other assets | $ 2,145,633 | |
| Total deductions and/or charges | | 2,145,633 |
| Net capital before haircuts on securities positions | | 12,896,160 |
| | | |
| Haircuts on securities | | 886,961 |
| | | |
| Net capital | | $12,009,199 |
| | | |
| **Computation of alternative net capital requirement** | | |
| Net capital requirement (minimum) | | $ 4,233,451 |
| | | |
| Excess net capital | | $ 7,775,748 |

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

Transamerica Capital, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2009

The Company is exempt from the SEC Rule 15c3-3 under paragraph (k)(1)(2)(ii) of that rule.

Ernst & Young
Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Transamerica Capital, Inc.

In planning and performing our audit of the financial statements of Transamerica Capital, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2010

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG